Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On June 3, 2009, CF Industries Holdings, Inc. used the following slides in connection with its presentation at the Goldman Sachs Basic Materials Conference:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Goldman Sachs Basic Materials Conference 3 June 2009

For CF Industries Today . . . Tony Nocchiero Senior Vice President & CFO Thank you, Bob, and thank you, ladies and gentlemen, for joining us With me today: Chuck Nekvasil, director, Public and Investor Relations

Certain statements contained in this release may constitute "forward-looking statements" within the meaning of federal securities laws. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; the credit and economic crisis which could expose us to credit losses from counterparties; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement As always, our Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009 . CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra, including information relating to its business, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information. Some additional information related to our proposal to acquire Terra Industries

Today’s Presentation A quick overview of CF Industries Our strong Q1 ‘09 results Update on spring planting and industry fundamentals Growth strategy and recent developments Q&A Today’s presentation: begin with quick overview of CF Industries Discuss our strong first quarter results Update you on spring planting and industry fundamentals Discuss CF Industries’ growth strategy and recent initiatives Then take Q&A

A Quick Overview of CF Industries A leading North American manufacturer and distributor of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in Central Florida, with excellent reserve position CF Industries is a leading North American manufacturer and distributor of nitrogen and phosphate fertilizer.  We sold nearly 8 million tons of fertilizer last year We operate North America’s two largest nitrogen fertilizer complexes – in Donaldsonville, Louisiana and Medicine Hat, Alberta.  We believe our size provides significant economies of scale and production flexibility We also have a large, integrated phosphate operation in Central Florida, well positioned to serve domestic and export markets.  At current capacity, we have 14 years of fully permitted rock and an additional 9 years available to permit

Nitrogen – World Class and Flexible 6.4 million tons of capacity: ammonia, urea, and UAN Significant production/product mix flexibility, especially at Donaldsonville We market nitrogen almost exclusively in North America – though new paradigm for natural gas has opened export opportunities Complexes at Donaldsonville, Louisiana and Medicine Hat, Alberta Excellent economies of scale and logistics options And “make versus buy” capability at Donaldsonville

A Leading Integrated Phosphate Producer Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 23 years of proven reserves – 14 fully permitted (12/31/08) 100% self-sufficient in phosphate rock In phosphate, we operate a large integrated mine and chemical plant complex in Central Florida At 2.1 million tons, we are one of the industry’s largest operations We have an excellent reserve position: 23 years Typically export 20 – 25 percent of production, but in recent quarters, we’ve taken advantage of our KEYTRADE partnership to significantly increase that total – and outperform our competitors

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate Excellent access to transportation and customers Fertilizer Intensity Donaldsonville Medicine Hat Low High [Pause]This slide illustrates an important strength for CF Industries: our Midwest-based distribution system Our network of terminals and warehouses gives us the ability to “stage” nearly 1.5 million tons of product in the market, ready to ship when the weather breaks and customer demand kicks in.  We believe this network is one of the industry’s largest – and most efficient We’re especially strong in direct application ammonia, with 19 company-owned ammonia terminals across the Midwest The darker colors on the map indicate areas with higher intensity for fertilizer usage:  we’re in the market’s “sweet spot”

CF Industries’ Strong Q1 ‘09 Performance Net income totaled $62.7 million, or $1.28 per common share Net sales and product volume both rose over year-earlier quarter Phosphate volume up 12 percent despite weak domestic market, as KEYTRADE partnership helped increase exports 131 percent Nitrogen prices benefited from focus on agricultural markets and carryover from FPP book We reacted quickly and effectively to changing market conditions Let’s shift gears and talk about our strong Q1 performance In a challenging market, CF acted opportunistically to register sales and volume increases, compared to Q1 ‘08  Key contributor No. 1: 131 percent increase in phosphate exports  Key contributor No. 2: carryover from FPP book – with still more to come Key contributor No. 3: returns in agricultural markets vis-à-vis industrial

So What’s Ahead? Nitrogen began slowly but has improved with planting; domestic phosphate still dormant Corn Planting Progress Source: USDA We Are Here So, what about this spring? Nitrogen movement began slowly, but late May did show some significant planting progress, especially for corn Domestic phosphate demand is dormant, though we continue to export product on an opportunistic basis

Outlook for U.S. Agriculture USDA planting intentions positive for corn Crop budgets favor corn over soybeans Renewable Fuels Standard sets floor on ethanol demand CBOT Dec ‘09 Doane '09 USDA '08 Cash $8 $9 $10 $11 $12 $13 $14 $15 $2.50 $3.00 $3.50 $4.00 $4.50 $5.00 Price Favorability Source: USDA , CBOT, CF, Doane Favors Soybeans Favors Corn Bean Price Corn Price The USDA’s Planting Intentions Report predicted nearly 86 million acres of corn, but some are starting to question this due to weather It hasn’t been optimal so far, but there’s still time for side-dress and top-dress for nitrogen

A key point to remember, though, is that major pricing forecasts still favor corn over soybeans

South American Drought Will Also Add Near-Term Support to the Market Source: NOAA NCEP, USDA, Pro Farmer Centimeters Primary Corn and Soy Growing Region Brazil Corn Beans 2006/07 51.0 59.0 2007/08 58.6 61.0 2008/09F 48.0 55.5 Argentina Corn Beans 2006/07 22.5 48.8 2007/08 22.0 46.2 2008/09F 13.0 33.5 Production (MMT)) Mother Nature isn’t smiling on some of our agricultural competitors, either Drought conditions in South America’s primary corn and soybean production regions should add near-term support to the market

Long-Term Outlook for U.S. Agriculture Robust, due to ongoing need for food, feed, fuel production U.S. commodity prices: down from recent peaks but significantly higher than historical averages U.S. farm net income in ‘08 highest ever, with strong ’09 expected U.S. Annual Planted Acreage Forecast U.S. Season Average Price Forecast Source: Doane Source: Doane Despite the spring’s tribulations, many investors are upbeat about the Ag sector For good reason.  Long-term forecasts for planted acreage and season average farm prices are extremely optimistic in the U.S. The drivers, as you know, are growing demand for food, feed, and fuel production

Long-Term Outlook for Global Agriculture Coarse grain situation remains tight, as food is resilient to economic downturns Production barely exceeded consumption in ‘08 World Coarse Grains Stocks-to-Use Ratio Source: FAS Balanced Stock Position World Coarse Grain Situation 0% 5% 10% 15% 20% 25% 30% 700 800 900 1,000 1,100 1,200 90 92 94 96 98 00 02 04 06 08 Proj. Production Consumption Stocks to Use Ratio Source: USDA MM Tonnes On a global basis, the coarse grain supply demand balance remains tight, with the key stocks-to-use ratio barely at what’s considered a balanced position Production, which has lagged consumption for six of last eight years, exceeded it in ’08, but not by much

Long-Term Supply/Demand Pattern is Resilient Coarse grain consumption usually increases despite GDP fluctuation, driven by population growth and standard of living improvement One question we do hear, though, is how the global economic slowdown will affect the Ag sector As you can see, world coarse grain consumption doesn’t correlate with GDP – people still need to eat

World Nitrogen Demand & Closures: 2009-12 Source: Fertecon, CF Million Tonnes N ---------------------- Supply ---------------------- Demand New Projects Expansions/ Restarts Closures Net Change Demand Growth  What about new capacity? As you can see, new projects and restarts could add approximately 12 million tonnes of global nitrogen capacity by 2012 .However, recognize that there is a substantial amount of “vulnerable” nitrogen capacity, especially in Europe Subtracting the capacity we expect to close brings the net change in nitrogen capacity in line with demand growth

Positioned to Win Underlying demand for grain remains strong CF Industries is well positioned to capitalize on today’s opportunity Looking ahead, the underlying demand for grain and the fertilizer to grow it remains strong We believe CF Industries is well positioned to capitalize on that opportunity

And If The Spring Disappoints Bear Marketing Years Est. Proj. 2009/10 (Yr. Beg. - Sept. 1) 2007/08 2008/09 Case Planted Area 93.5 86.0 81.3 Harvested Area 86.5 78.6 74.3 Yield 150.7 153.9 153.9 Beginning Stocks 1,304 1,624 1,700 Production 13,038 12,101 11,433 Imports 20 15 12 Total supply 14,362 13,740 13,145 Feed use 5,938 5,350 5,000 Food/Seed/Ind. 4,363 4,990 5,300 Ethanol 3,026 3,700 4,000 Domestic Use 10,301 10,340 10,300 Exports 2,436 1,700 1,800 Total usage 12,737 12,040 12,100 Ending Stocks 1,625 1,700 1,045 Stock %/Use 12.8% 14.1% 8.6% USDA What happens if the weather rains on this spring? Taking a bear case of 81 million acres of corn, you’d see ending stocks and a stocks-to-use ratio at historically low levels And, most likely, corn prices that would soar going into next year’s planting

A Strategy To Build Value Optimize value of existing business Pursue value-added investments/acquisitions [Pause] Let me talk about our strategy to capitalize on the strong underlying demand we see in global agricultural markets We’re focused on optimizing the value of our existing business... And pursuing value-added investments and acquisitions

Focus on natural gas conversion efficiency and de-bottlenecks to add incremental capacity In 2006-2009, investments of $100 million-plus to reduce natural gas usage per ton of ammonia and increase capacity by 70,000 tons Reduce gas usage in urea production and increase UAN capacity A Strategy To Build Value NITROGEN In nitrogen, sizeable investments to increase natural gas conversion efficiency and add incremental capacity Since 2006, we’ve embarked on projects that take almost one million BTUs out of each ton of ammonia – and add about 70,000 tons of additional capacity at Donaldsonville Also reduce natural gas in urea and modestly increase UAN capacity

Focus on increased output, improved reliability, and extended asset life Ongoing expansion of sulfuric acid capacity 2007: 40,000 tons 2008: 110,000 tons 2009: 125,000 tons In Q3 ’08, purchased third dragline for Hardee County mine Ongoing acquisitions of small land parcels contiguous to mine A Strategy To Build Value PHOSPHATE  Our goals are increased output, improved operational reliability, and extended asset life Historically, bottleneck has been sulfuric acid production 275,000 tons of new sulfuric acid capacity since ’07 Third dragline and additional reserve purchases

Derive greater value from existing assets and products Maximize the value of distribution assets for ammonia, including sales to industrial customers Optimize the direct application ammonia business around our 19 in-market terminals Increase utilization of river-based UAN terminals A Strategy To Build Value DISTRIBUTION In distribution, derive greater value from existing terminals, warehouses, and logistics assets We have a strong focus on agricultural markets, but we’re also well positioned to serve industrial markets for ammonia and urea, provided the economics make sense Right now, agricultural markets are stronger and deliver better returns

Strategic principle: pursue best available opportunities consistent with ‘what we do well’ Industry turnover will increase opportunities to acquire existing assets/players Growing demand for food/fiber will create opportunities in new regions Further opportunities exist in regions with cost-advantaged raw materials KEYTRADE global network will help identify opportunities A Strategy To Build Value EXTERNAL GROWTH OPPORTUNITIES Now let’s talk about the other half of our strategy: identifying external growth opportunities Our general approach is to pursue the best available opportunities, consistent with “what we do well” As we explained last November at our Investor Day, we believe that industry turnover will increase the opportunity to acquire existing assets and players – provided, of course, the price is realistic Our partnership with KEYTRADE, which has a presence in virtually every major global fertilizer market, is an important advantage in identifying opportunities.  Melih Keyman and his team often learn of opportunities well before they become widely known

Perú Nitrogen Complex Proposed site is Marcona New source of natural gas with attractive pricing Access to ‘underserved’ regions Follows ‘what we do well’ criterion Positive pre-FEED results = full FEED study Capital cost trends favorable A Strategy To Build Value EXTERNAL GROWTH INITIATIVES One opportunity that KEYTRADE introduced to us is our proposed nitrogen complex in Perú This project not only benefits from a new source of natural gas with attractive pricing, but a large “underserved” market for nitrogen fertilizer in Latin America As we noted on our fourth quarter conference call, the results of our pre-FEED study were positive, so we’re proceeding with a full Front End Engineering and Design study, with results expected by early 2010.  We are also very close to signing a final gas contract for the complex The global economic slowdown seems to have halted the escalation of capital costs for projects such as this – another positive for us

CF Industries: A Compelling Growth Strategy Strong track record of execution and flexibility Positioned to capitalize on strong agricultural fundamentals TRA combination would complement long-term goals Robust strategy in place to grow shareholder value To close, the underlying demand for grain and the fertilizer to grow it remains strong We’re well positioned to capitalize on strong agricultural fundamentals We have a robust strategy to grow shareholder value – and a strong track record of execution and flexibility And we believe our assets and our growth strategy position us well to capitalize on today’s – and future – opportunities

For more information, please visit www.cfindustries.com Thanks for listening – and now, I believe we have some time for Q&A.

There Is Still Time, But Window Is Closing Return Over Variable Cost Using Current Futures Source: CF, Iowa State University Optimal Planting Window Corn Soybeans Current CBOT : Nov. Beans $9.71 Dec. Corn $4.32 We’re past the optimal planting window for corn But as you can see, it isn’t until later in June that economics could lead farmers to shift from corn to soybeans

Implications: Margins New paradigm in global natural gas Wall Street Journal, April 30, 2009: “U.S. Gas Fields Go From Bust to Boom” As you can see, North American nitrogen’s one-time Achilles Heel is now an advantage in U.S. markets Offshore costs

World-Scale, Fully-Integrated Phosphate Operations Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/ Government Entities 78% Global Phosphoric Acid Capacity by Location Source: Fertecon 0 500 1,000 1,500 2,000 Mosaic PCS Phosphates CF Industries Inc. Mosaic Foskor Grupo Fertinal SA de CV Zaklady Chemiczne POLICE S.A. Indo Maroc Phosphore SA (Imacid) JPMC Samarkand Chemical Plant Mississippi Phosphate Pak-Maroc Ammofos JSC J.R. Simplot and Co. JSC Minudobreniya Yara Shareholding Concern Irgiz Sumy PA Chimprom Uvarovo Chemical Plant Agropolichim SPJSCo Lebanon Chemical Co. Copebras S/A Groupe Chimique Tunisien Hindalco (Andiyta Birla Group) Vedanta (Sterlite) Novokokand Plant Thermphos NV Copebras S/A Dongbu Chemical Co. JSC Vneshtraidinvest Kazfosfat LLC/Nunken Xuar Servifertil CO-OP Chemicals Phosphoric Fertlizers Industry PFI Trans-Resources Inc. - Haifa Zaklady Chemiczne WIZOW S.A. EID Parry (India) Zimbabwe Phosphate Industries Ltd. Mitsubishi Chemical Industries Ltd Vedanta (HZL) Albright & Wilson Chemicals Toyo Soda Our phosphate rock mining and fertilizer production are fully integrated in Central Florida With annual capacity of just under 1,055 million tonnes of phosphoric acid per year, Plant City is the 7th largest facility in Fertecon's listing of the world's top 125 plants For equity investors seeking exposure to the phosphate business, there are few attractive options According to Fertecon, only about 22% of the world's phosphoric acid capacity is owned by publicly-traded fertilizer companies.  Of this amount, CF ranks #3 globally after Mosaic and PCS at approximately 10%